WIRED ASSOCIATES SOLUTIONS, INC.

1559 EAST 38TH STREET

BROOKLYN, NY 11234

January 27, 2012

Kate Beukenkamp

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wired Associates Solutions, Inc. Form 8-K Filed December 29, 2011 File No. 000-53161

Dear Ms. Beukenkamp:

By letter dated January 25, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Wired Associates Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Form 8-K. We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response.

Item 5.06 Change in Shell Company Status

1.	Please tell us why management has determined that you “are no longer a shell company” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. We note, among other factors, that on page 10 to the Notes to the Financial Statements you state that you entered into a share exchange agreement with “a publicly traded shell corporation.” Your response should include a detailed explanation of your current operations.

RESPONSE: While the Company is a development stage company, it is not a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act because the Company has a very specific business purpose and a bona fide plan of operations. Its business plan and purpose is the production, distribution and marketing of fabric accessories for children, teenagers and adults. The Company’s business plan will provide the consumer with the ability to be creative with fashion by adding accessories to their clothing as well as the ability to attach a variety of functional products to clothing such as reflective devices for runners and cyclists, music device holsters and networking name tags.

The Company has more than nominal operations because it has manufactured production quality samples of its SnapTagz line of fabric accessories. Further, the product lines have been presented to prospects in many different industries including toy retailers, licensing companies and sports teams.

The Company’s plan of operation for the next 12 months is to generate revenue on its fashion accessory products through strategic licensing, visual marketing and collector marketing. The Company’s initial phase of operations is to create product awareness by marketing the design and functionality of its products both domestically and internationally at conferences, conventions and road shows. Additionally, the Company plans to advertise through the use of its website located at http://www.snaptagz.com, which is currently under construction.

In furtherance of the Company’s specific business plan it has been granted exclusive rights to the following two patents by the United States Patent and Trademark Office: (i) pinless clothing attachable image holder, patent number 5655271, and (ii) snap in adapter system, patent number 5926920. Both of the foregoing patents are validly issued and do not expire until July 5, 2016 and October 9, 2018, respectively. In addition, on May 20, 2011, the Company filed a trademark with the U.S. Patent and Trademark Office for its principal product, SnapTagz, serial number 85326357.

Due to the foregoing detailed explanation of our current operations, management has determined that the Company is no longer a shell company as defined under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

For more detailed information regarding the above response please refer to Item 2.01 of the Current Report on Form 8-K filed with the Commission on December 29, 2011.

Further, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Justin Jarman

Justin Jarman

Chief Executive Officer